Gulf Resources, Inc.
                         Chenming Industrial Park, Unit
                        Haoyuan Chemical Company Limited,
                     Shouguang City, Shandong, China 262714

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Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 3561
100 F. Street, N.E.
Washington, D.C. 20549

         Re: Gulf Resources, Inc.
             Request for Withdrawal of
             Registration Statement on Form SB-2 (File No.: 333-144001)

Ladies and Gentlemen:

Gulf Resources, Inc. (the "Company") hereby requests the immediate withdrawal of its Registration Statement on Form SB-2, with all exhibits thereto, filed with the Securities and Exchange Commission on June 22, 2007, (the "Registration Statement"), pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended.

In addition to the expense and time which would be required to complete the registration, the Company believes that due to changes in the Company's financing plans, registration would not be in the best interests of the Company or its shareholders. It has accordingly determined to withdraw the Registration Statement.

As the filing has not been declared effective, none of the shares which were to be registered in the above-referenced filing have been sold and/or distributed.

Should you have any questions regarding the above, or require further information, please do not hesitate to contact the undersigned. You may also contact the Company's counsel, Vincent J. McGill Esq., at Eaton & Van Winkle LLP, 3 Park Avenue, New York NY 10016, telephone number (212) 561-3604.

Pursuant to the requirements of the Securities Act of 1933, the Company has duly caused this Request for Withdrawal to be signed on its behalf by the undersigned.

Date: March 10, 2008

                                                By: /s/ Min Li
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                                                    Min Li
                                                    Chief Financial Officer